Filed by: Physicians Insurance Company of Wisconsin, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Physicians Insurance Company of Wisconsin, Inc.
Registration No. 333-131874
Physicians Insurance
Company of Wisconsin, Inc.
Unaudited Financial Statements – Statutory Basis
December 31, 2005 and 2004

Physicians Insurance Company of Wisconsin, Inc.
Unaudited Financial Statements – Statutory Basis
Index to Financial Statements
December 31, 2005 and 2004

Additional Information About the Merger and Where to Find it
In connection with the proposed merger of Physicians Insurance Company of Wisconsin, Inc. (“PIC Wisconsin”) and Physicians Merger Company, a subsidiary of ProAssurance Corporation (“ProAssurance”), ProAssurance has relevant materials on file with the Securities and Exchange Commission (“SEC”), including an effective registration statement on Form S-4 (SEC File No. 333-131874) and a definitive proxy statement-prospectus. Investors and security holders are urged to read the definitive proxy statement-prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger. Investors and security holders may obtain these documents (and any other documents filed with the SEC) free of charge at the SEC’s website at www.sec.gov. Copies of the definitive proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus can be obtained, without charge, by directing a request to Frank B. O’Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209, tel: 205.877.4461.
PIC Wisconsin and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PIC Wisconsin in connection with the proposed merger. Information about the directors and executive officers of PIC Wisconsin and their ownership of PIC Wisconsin common stock is set forth in the Form S-4 registration statement and the definitive proxy statement-prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of PIC Wisconsin and its executive officers and directors in the merger by reading the definitive proxy statement-prospectus.

Physicians Insurance Company of Wisconsin, Inc.
Unaudited Balance Sheets – Statutory Basis
December 31, 2005 and 2004

Admitted Assets	2005	2004
Cash and invested assets
Bonds	$205,928,708	$207,265,713
Common stocks-unaffiliated	32,847,547	26,168,457
Common stocks-affiliated	5,621,621	5,566,062
Real estate held for sale	540,000	540,000
Real estate occupied by the Company, net of accumulated depreciation of $1,266,981 and $1,150,294, respectively	2,575,106	2,691,793
Cash and short-term investments	7,213,054	5,087,584

	254,726,036	247,319,609
Premiums receivable	16,528,565	17,075,644
Reinsurance recoverable on paid losses	369,341	288,983
Other amounts receivable under reinsurance contracts	2,021,959	-
Federal income tax recoverable including net deferred tax of $3,512,959 and $3,969,951, respectively	11,197,924	6,776,273
Data processing equipment, net of accumulated depreciation of $644,697 and $578,217, respectively	229,052	204,670
Accrued investment income	1,162,035	1,128,863
Amounts receivable under high deductible policies	737,395	1,234,568
Receivables from parent, subsidiaries and affiliates	125,311	878,480
Other assets	175,683	47,342

Total admitted assets	$287,273,301	$274,954,432

Liabilities and Stockholders’ Capital and Surplus
Liabilities
Losses and loss adjustment expenses	$159,258,342	$140,804,458
Reinsurance payable on paid loss and loss adjustment expenses	-	(1,286)
Unearned premiums	19,115,857	19,193,200
Funds held by company under reinsurance treaties	21,100,538	14,892,084
Suspense premiums	5,806,449	6,009,736
Accrued expenses and other liabilities	3,501,130	3,374,361
Ceded reinsurance premiums payable	942,681	642,425
Judgement payable	919,059	-
Payable to parent, subsidiaries and affiliates	55,518	-
Deferred service revenue	336,537	440,369
Retroactive reinsurance reserve	38,460	299,110

Total liabilities	211,074,571	185,654,457

Stockholders’ capital and surplus
Class A common stock, $250 par value, authorized 1,000,000 shares; 26,430 and 26,327 shares issued, respectively	17,749,681	17,468,966
Treasury stock of Class A common stock, 6,773 and 6,772, respectively, at cost	(10,202,942)	(10,200,731)
Surplus Notes	12,000,000	12,000,000
Unassigned surplus	56,651,991	70,031,740

Total stockholders’ capital and surplus	76,198,730	89,299,975

Total liabilities and stockholders’ capital and surplus	$287,273,301	$274,954,432

The accompanying notes are an integral part of these statutory basis financial statements.

Physicians Insurance Company of Wisconsin, Inc.
Unaudited Statements of Income and Changes in Stockholders’ Surplus –
Statutory Basis
For the Years Ended December 31, 2005 and 2004

	2005	2004
Underwriting income
Premiums earned	$56,817,604	$56,488,654
Losses and loss adjustment expenses incurred	(60,777,281)	(46,813,376)
Underwriting expenses incurred	(12,234,281)	(12,448,709)

	(16,193,958)	(2,773,431)

Investment income
Investment income earned, net of expenses of $2,178,150 and $1,896,034, respectively	8,496,090	5,819,084
Net realized gains (losses) on investments, net of federal income tax benefit of $92,473 in 2005 and gross of $672,936 in 2004	(3,797,456)	1,979,223

	4,698,634	7,798,307
Retroactive reinsurance gain (loss)	232,270	(643,275)
Other income, net	341,246	67,249

Income (loss) before dividends to policyholders and federal income taxes	(10,921,808)	4,448,850
Dividends to policyholders	(1,139,227)	(1,108,982)

Income (loss) before federal income tax expense	(12,061,035)	3,339,868
Federal income tax expense	3,423,432	(236,474)

Net income (loss)	$(8,637,603)	$3,103,394

Earnings per share
Basic shares	19,619	19,600
Diluted shares	19,742	19,642
Basic earnings per share	$(440)	$158
Diluted earnings per share	$(438)	$158

Stockholders’ capital and surplus, beginning of year	$89,299,975	$76,300,301
Net income (loss)	(8,637,603)	3,103,394
Net unrealized capital gains (losses) on investments – nonaffiliated	(477,264)	300,063
Increase (decrease) in carrying value of unconsolidated, wholly-owned subsidiaries	55,559	324,642
Change in nonadmitted assets	(5,581,281)	(3,741,430)
Change in surplus notes	-	12,000,000
Change in treasury stock	(2,211)	(351,491)
Change in net deferred income tax	2,135,840	403,566
Change in paid-in-capital	280,715	46,911
Other	(875,000)	914,019

Stockholders’ capital and surplus, end of year	$76,198,730	$89,299,975

The accompanying notes are an integral part of these statutory basis financial statements.

Physicians Insurance Company of Wisconsin, Inc.
Unaudited Statements of Cash Flows – Statutory Basis
For the Years Ended December 31, 2005 and 2004

Cash from operations	2005	2004

From operations:
Premiums collected net of reinsurance	$57,384,306	$55,260,267
Net investment income	9,035,976	6,536,881
Miscellaneous income	573,518	(576,028)

Total	66,993,800	61,221,120
Benefit and loss related payments	17,903,984	7,926,728
Commissions, expenses paid and aggregate write-ins for deductions	36,007,900	31,902,052
Dividends paid to policyholders	1,139,227	1,108,982
Federal income taxes paid (recovered)	905,746	(196,853)

Net cash from operations	11,036,943	20,480,211

Cash from investments

Proceeds from investments sold, matured or repaid
Bonds	79,928,681	111,243,998
Common stocks	11,340,563	24,680,462
Net gains on cash, cash equivalents and short-term investments	-	672
Miscellaneous proceeds	-	427,592

Total investment proceeds	91,269,244	136,352,724

Cost of investments acquired
Bonds	85,104,484	165,778,461
Common stocks	17,882,177	16,743,852

Total investments acquired	102,986,661	182,522,313

Net cash from investments	(11,717,417)	(46,169,589)

Cash from financing and miscellaneous sources

Cash provided (applied)
Surplus notes	-	12,000,000
Capital and paid in surplus, less treasury stock	278,504	(304,580)
Other cash provided (applied)	2,527,445	(4,875,378)

Net cash from financing and miscellaneous sources	2,805,949	6,820,042

Net increase (decrease) in cash and short-term investments	2,125,475	(18,869,336)

Cash and short-term investments:
Beginning of year	5,087,584	23,956,920

End of year	$7,213,059	$5,087,584

The accompanying notes are an integral part of these statutory basis financial statements.

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Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

1.	Organization and Business

Physicians Insurance Company of Wisconsin, Inc. (the Company) was incorporated in 1986 pursuant to a resolution passed in 1986 by the House of Delegates of the Wisconsin Medical Society (the WMS) to organize an insurance company to provide medical malpractice liability (MPL) insurance to its members.

Substantially all of the 2005 and 2004 earned premium of the Company relates to MPL insurance which is provided primarily using claims-made policies. These policies are designed to protect the policyholder against liability for acts or omissions in the furnishing of professional medical services by the insured or anyone acting under the professional direction, control or supervision of the insured, and provide insurance only with respect to incidents of alleged liability that occur after a “retroactive date” (usually the date on which the policy first became effective) and that are reported during the term of the policy. The Company is licensed in 13 states. Approximately 53% and 50% of the Company’s 2005 and 2004 direct written premiums, respectively, were written in the State of Wisconsin and 20% and 25% of the Company’s 2005 and 2004 direct written premiums, respectively, were written in the State of Iowa.

The Company has one wholly-owned subsidiary, Professional Service Network, Inc. (“PSN”). PSN owns 100% of Century American Insurance Company (“CAIC”), PSA of Wisconsin, Inc. (“PSA”) and PMC of Wisconsin, Inc. (“PMC”). Century American Casualty Company (“CACC”) was owned 100% by PSN until October 1, 2004 upon which date it was sold to an outside party. CACC was engaged in the business of medical malpractice and surety insurance. PMC is in the business of providing third party claims administration services. CAIC and PSA are largely inactive. All affiliates other than CAIC are non-admitted. On August 31, 2005, Professional Service Network, Inc. entered into a stock purchase agreement for the sale of the CAIC. On May 11, 2006, the Commissioner of the Tennessee Department of Insurance approved the transaction. It is anticipated the transaction will close before the end of May.

2.	Significant Accounting Policies

The following is a description of the significant accounting policies followed in the preparation of the accompanying statutory basis financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (the Commissioner). Prescribed statutory accounting practices include the NAIC’s Accounting Practices and Procedures Manual version effective March of 2005, as well as those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. In addition, the Commissioner has the right to permit other specific practices that may deviate from prescribed practices. The Company does not employ any material permitted statutory accounting practices in the preparation of its statutory financial statements.

The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

Statutory accounting practices differ in some respects from accounting principles generally accepted in the United States of America (GAAP). The more significant differences are:

•	Bonds, short-term investments and unaffiliated common stock investments are carried at values prescribed by the NAIC, primarily amortized cost for bonds and short-term investments and market values as determined by the NAIC for common stocks, rather than fair value, with unrealized gains (losses) recognized directly in stockholders’ capital and surplus (net of deferred income taxes).

•	Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected in GAAP financial statements at net realizable value.

•	Deferred federal income tax assets provided for temporary differences between the tax and financial reporting bases of assets and liabilities are generally limited to those temporary differences which reverse the following year and offset deferred tax liabilities. Under statutory accounting, the changes in deferred tax assets and liabilities are provided for as changes in stockholders’ capital and surplus rather than income.

•	Policy acquisition costs are charged against operations as incurred rather than deferred and amortized over the policy term.

•	Under statutory accounting practices, a liability is recorded for a portion of the total net amount recoverable from a reinsurer when the reinsurer fails to pay amounts due within 90 days of the billing date. The liability is charged directly against surplus. Under GAAP, the amount due from the reinsurer would be valued at net realizable value.

•	Wholly-owned subsidiaries are not consolidated, but are reflected as investments with equity in earnings (losses) of subsidiaries credited (charged) directly to stockholders’ surplus.

•	Under GAAP, gains on retroactive reinsurance contracts are generally deferred and recognized as related claims are settled.

•	Surplus notes are considered surplus, not debt and classified as a liability.

Investments

Investments in investment grade long-term bonds not backed by other loans and investment grade short-term fixed income investments are reported at amortized cost using the scientific method. Investment grade loan-backed bonds and structured securities are reported at amortized cost using the scientific method including anticipated prepayments at the date of purchase. The Company obtains prepayment assumptions for loan-backed bonds and structured securities from broker-dealer surveys or utilizes internal estimates. These assumptions are consistent with the current interest rate and economic environment. The prospective adjustment method is used to value all securities.

Non-investment grade long-term bonds and non-investment grade short-term fixed income investments are reported at the lower of cost or market value. Common stocks of non-affiliated entities are reported at quotations prescribed by the NAIC, which generally approximate market value.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

Common stocks of unconsolidated, wholly-owned subsidiaries are stated at cost, adjusted for equity in earnings or losses since the dates of acquisition and valuation adjustments necessary to comply with NAIC rules. The unrealized appreciation or depreciation in the common stocks of unconsolidated, wholly-owned subsidiaries, including amounts attributable to their results from operations, is credited or charged to stockholders’ capital and surplus.

The Company completes a quarterly review of invested assets for evidence of “other than temporary” impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be “other than temporary”. Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectability of previously accrued income made. Factors used in determining investments whose value decline may be considered “other than temporary” include the following:

•	Investments with a market value less than 50% of amortized cost for 6 continuous months

•	Investments with a market value decline of $100,000 or greater

•	For fixed income, criteria including default on interest payments greater than 90 days, the company filing for bankruptcy and default on principal payments

In 2005 and 2004, respectively, a charge of $3.6 million and $640,000 was recognized as an “other than temporary” asset impairment.

Real estate occupied by the company is stated at cost, less accumulated depreciation and any encumbrances. Depreciation is calculated on a straight-line basis over the estimated useful lives, which are 30 years for the office building and 15 years for site improvements. Depreciation expense on real estate was $116,687 for 2005 and 2004.

Investment income is recorded when earned. Investment purchases and sales are recorded on the trade date. Unrealized gains and losses resulting from changes in market value of investments carried at market are recorded directly to stockholders’ capital and surplus, net of deferred income taxes. Realized investment gains and losses are determined on the specific identification basis.

The Company holds a significant portion of its investment portfolio in mortgage-backed securities (See Note 3). These securities are subject to prepayments which are driven by many variables, most significantly by changes in market interest rates. As a result, these securities may have different actual maturities and investment yields than were expected at the time of purchase. While the Company attempts to mitigate this risk by selecting mortgage-backed securities with less volatile cash flows, it cannot completely eliminate prepayment and extension risk associated with these securities.

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses is determined on the basis of an evaluation of individual claims and on actuarially determined estimates of future losses and loss adjustment expenses using assumptions based upon the historical industry loss experience for the Company’s lines of insurance and the Company’s actual experience. The uncertainty inherent in estimating the liability for losses and loss adjustment expenses is particularly acute for lines of business for which the paid losses develop over an extended period, such as MPL insurance.

This uncertainty exists because of the possibility of changes in the factors affecting the estimates such as changes in the legal environment and/or facts and circumstances surrounding existing claims. As a result, it is possible that the estimate for losses and loss adjustment expenses may vary from

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

amounts provided in the financial statements in the near future. The assumptions for making such estimates and establishing the liability are continually reviewed and updated, and any resulting adjustments are reflected in current operating results.

On July 14th, 2005, the Wisconsin Supreme Court struck down the state’s caps on non-economic damages in medical malpractice cases. The decision of a majority of the Wisconsin Supreme Court Justices is that the $350,000 cap on non-economic damages in medical liability cases violates equal protection because there is no rational basis between the goals of the legislation and the different treatment of certain injured plaintiffs under the statute. Because the majority determined that a rational basis for the statute does not exist, the statute is unconstitutional and the cap on non-economic damages in medical liability cases is now removed. The full impact of this decision is yet to be determined. We believe the impact will be primarily increased frequency and associated higher defense cost because of higher value of awards for plaintiffs and attorneys. The Company filed a base rate increase of 5 percent as a preemptive measure. The Wisconsin Injured Patients and Families Compensation Fund will be significantly impacted by the loss of the caps, since they are responsible for losses in excess of the $1 million primary coverage.

On March 22, 2006, the cap on non-economic damages was reinstated for medical liability cases. The bill limits certain jury awards, which include pain and suffering damages, to $750,000. The timing of the application of the aforementioned loss of the cap and the reinstated, higher cap to individual claims is yet to be determined.

Reinsurance recoveries are recorded as a reduction of losses and loss adjustment expenses in accordance with contract terms.

Recognition of Premium Revenue

Premiums are recorded as written on the policy effective date and are earned on a daily pro rata basis over the term of the policy. Premiums collected on policies that are not effective and that have not been processed are recorded as a suspense premium liability.

The Company recognizes the liability for free coverage upon the death, disability or retirement (DDR) of the policyholder and includes the liability in unearned premiums. The premiums associated with reporting endorsements issued under this provision are earned when the endorsement is issued and the additional exposure to future reported claims is considered in loss reserves at that time. The policy reserve for DDR as of December 31, 2005 and 2004, was $6,270,660 and $6,311,250, respectively. In determining this reserve, the Company uses a model developed by its outside actuaries that incorporates expected loss trends, anticipated interest rates and the Company’s nonrenewal rates as its major actuarial considerations. Also implicit in the model are assumptions about the demographics of the Company’s book of business, the eligibility requirements for issuance of the DDR benefit, and mortality and morbidity assumptions. Management reviews the adequacy and reasonableness of the DDR policy reserve annually based on the above assumptions.

Acquisition Costs

The costs of acquiring business, such as commissions and other underwriting expenses, are expensed as incurred.

Premium Deficiency Reserve

Anticipated investment income is not utilized as a factor in the premium deficiency calculation.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

Data Processing Equipment

Data processing equipment is recorded at cost, less depreciation provided on the straight-line basis over an estimated useful life of 3 years. Depreciation expense on data processing equipment was $110,396 and $116,388 for the years ended December 31, 2005 and 2004, respectively.

Furniture and Equipment

Furniture and equipment is recorded at cost, less depreciation provided on the straight-line basis over an estimated useful life from 5 to 10 years. Depreciation expense on furniture and equipment was $42,520 and $74,264 for the years ended December 31, 2005 and 2004, respectively.

Income Taxes

The provision for federal income taxes is based on currently taxable income and includes amounts incurred or received during the current year relating to prior periods. Deferred income taxes are identified and measured using a balance sheet approach and are computed using enacted federal income tax rates. Changes in deferred tax assets (DTA) and liabilities (DTL) are recognized as a separate component of changes in stockholders’ capital and surplus. Gross DTAs are limited to the sum of 1) federal income taxes paid in prior years and 2) the lesser of gross DTAs expected to be realized within one year or ten percent of statutory capital and surplus net of DTLs and positive goodwill. Gross DTAs above the limitation are nonadmitted, with the change reflected in surplus.

The Company files a consolidated federal income tax return with PSN, PSA, CAIC, PMC and CACC (until October 1, 2004 upon which date it was sold). The method of allocation between the companies is subject to a written agreement which has been approved by the Board of Directors. Current allocation is based upon separate return calculations with current credit for net operating losses or other items utilized in the consolidated return. Intercompany balances are settled quarterly.

Real Estate Income

Investment income includes rental income of $451,580 and $462,240 in 2005 and 2004, respectively, for occupancy by the Company of its own building. A similar charge is included in loss adjustment expenses and other underwriting expenses for 2005 and 2004.

Non-admitted Assets

Certain assets with an aggregate book value of $13,367,152 and $7,794,370 at December 31, 2005 and 2004, respectively, are considered non-admitted assets for statutory purposes. The majority of these non-admitted assets are software and deferred income taxes. Such items are excluded from the balance sheets and any changes in net book value of such assets are charged or credited directly to stockholders’ capital and surplus.

Disclosures About Fair Values of Financial Instruments

Accounting standards require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate those values. The accounting standards define fair value of a financial instrument as the amount at which that instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

Other than invested assets and real estate, the remaining financial instruments have a carrying amount that approximates fair value. See Note 3 for the fair value of invested assets.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

3.	Investments

The statement value and estimated fair value of investments in bonds and common stocks of non-affiliates as of December 31, 2005 and 2004 are as follow:

		Gross	Gross
	Statement	Unrealized	Unrealized	Estimated
2005	Value	Gains	Losses	Fair Value
U.S. government	$10,058,205	$-	$417,705	$9,640,500
Industrial and miscellaneous	5,626,769	337,500	-	5,964,269
Mortgage-backed securities	190,243,734	298,680	5,079,315	185,463,099

Total bonds	205,928,708	636,180	5,497,020	201,067,868
Common stocks - unaffiliated	32,847,547	2,652,657	932,144	34,568,060

Total	$238,776,255	$3,288,837	$6,429,164	$235,635,928

		Gross	Gross
	Statement	Unrealized	Unrealized	Estimated
2004	Value	Gains	Losses	Fair Value
U.S. government	$14,039,990	$6,233	$290,283	$13,755,940
Industrial and miscellaneous	16,425,626	1,424,130	7,500	17,842,256
Mortgage-backed securities	176,800,097	44,629	2,705,837	174,138,889

Total bonds	207,265,713	1,474,992	3,003,620	205,737,085
Common stocks - unaffiliated	26,268,458	3,797,672	349,657	29,716,473

Total	$233,534,171	$5,272,664	$3,353,277	$235,453,558

At December 31, 2005, the Company had 46 stocks with a fair market value of $5,975,461 in an unrealized loss position of $621,109. Of these, six stocks have been in an unrealized loss position for more than 12 months, with a market value of $642,293 and an unrealized loss of $232,662.

At December 31, 2004, the Company had 30 stocks with a fair market value of $2,465,136 in an unrealized loss position of $275,576. Of these, one, with a market value and unrealized loss totaling $62,802 and $3,865, respectively, has been in an unrealized loss position for more than 12 months. The Company believes that the unrealized losses related to these investments are temporary. In determining whether these losses are expected to be temporary, the Company considers severity of impairment, duration of impairment, credit risk, forecasted market price recovery, and the intent and ability of the Company to hold the investment until the market price has recovered.

At December 31, 2005, the Company had 89 bonds with a fair market value of $156,091,863 in an unrealized loss position of $5,497,019. Of these, sixty-five, with a market value and unrealized loss totaling $104,477,936 and $3,655,777, respectively, have been in an unrealized loss position for more than 12 months.

At December 31, 2004, the Company had 89 bonds with a fair market value of $180,647,425 in an unrealized loss position of $3,003,620. Of these, twenty, with a market value and unrealized loss totaling $32,887,180 and $803,162, respectively, have been in an unrealized loss position for more than 12 months. After considering the write down of certain investments for impairment, the Company believes the remaining unrealized losses are temporary.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

The amortized cost and estimated fair value of bonds at December 31, 2005, by contractual maturity, are shown below. Expected maturities on certain bonds may differ from contractual maturities because borrowers may have the right to call or prepay these obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	Statement	Estimated
	Value	Fair Value
Due in one year or less	$172,500	$510,000
Due after one year through five years	10,650,314	10,391,070
Due after five years through ten years	4,142,160	3,983,699
Due after ten years	720,000	720,000

	15,684,974	15,604,769
Mortgage-backed securities	190,243,734	185,463,099

	$205,928,708	$201,067,868

Proceeds from sales of investments in bonds and unaffiliated common stocks during 2005 and 2004 were $56,880,877 and $100,386,147, respectively. Realized gains on sales of bonds and unaffiliated common stocks in 2005 and 2004 were $2,701,738 and $4,267,582, respectively. Realized losses on sales of bonds and unaffiliated common stocks in 2005 and 2004 were $3,029,520 and $1,745,327, respectively.

During 2005 and 2004, the Company incurred realized losses of $3,617,949 and $640,000, respectively, related to the impairment of individual securities in the portfolio. Impairment of a bond or stock is defined as a decline in fair value below the amortized cost basis for bonds and below the cost basis for stocks that is other than temporary.

Securities with a carrying value of $2,848,929 and $2,848,297 at December 31, 2005 and 2004, respectively, were on deposit with state insurance regulators as required by law.

During 2004, the Company received $7,800,000 in common stock dividends from PSN and made a capital contribution of $100,000 to PSN. PSN is carried at the statutory value of CAIC, which is based on the statutory financial information below. No capital contributions or dividends were made or received in 2005.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

Condensed statutory financial information for CAIC for the year ended 2005 and 2004 follows:

Balance Sheets	2005	2004
December 31:
Admitted assets	$5,675,270	$5,620,780
Liabilities	53,649	54,718

Stockholder’s equity	$5,621,621	$5,566,062

Statements of Operations
For the year ended December 31:
Revenues	$149,053	$87,968
Expenses	(64,880)	(101,971)

Income before income taxes	84,173	(14,003)
Income tax expense (benefit)	28,931	(4,990)

Net income	$55,242	$(9,013)

4.	Statutory Surplus

As a condition of writing MPL insurance in the State of Wisconsin, the Company must maintain compulsory surplus levels as determined by the Commissioner. By an order dated January 25, 1991, the Company consented to maintain compulsory surplus levels equal to the greater of the sum of 50% of net MPL insurance premiums written less dividends to policyholders and 33 1/3% of net premiums written of all other covered lines of business less dividends to policyholders, or $3,000,000. Pursuant to these rules, compulsory surplus for the Company was $27,524,991 at December 31, 2005.

The NAIC has a risk-based capital (RBC) formula for property and casualty insurers intended to provide regulators an additional means to identify insurers that are in financial difficulty by establishing a minimum capital requirement based on the risk attributes of each insurer. The Company’s surplus exceeds the RBC action levels at December 31, 2005 and 2004.

The Company is subject to various regulatory restrictions which limit the maximum amount of dividends which the Company may pay to its stockholders. During 2005, $0 is available to be distributed by the Company without prior approval of insurance regulatory authorities as long as the State of Wisconsin’s surplus requirements are met.

On May 26, 2004, the Company issued a surplus note in the amount $12,000,000 to ICONS, Ltd. in exchange for invested assets. As the issue of this surplus note was approved by the Office of the Commissioner of Insurance of the State of Wisconsin (OCI) prior to issuance, and as the payment of any interest and principal must be approved by the OCI in advance, this surplus note can be treated as statutory surplus in financial statements filed with state insurance regulatory authorities.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

The surplus note has a maturity of thirty years and is callable by the Company with prior approval by the OCI at par beginning May 26, 2009. The interest rate is fixed at 7.707% for 5 years and is variable thereafter at 3 month LIBOR + 3.85%. For the years ended December 31, 2005 and 2004, $924,840 and $457,282, respectively, of interest expense has been approved and paid. The Company has $95,053 unpaid interest as of December 31, 2005, which has not been accrued in accordance with statutory accounting, and will not be submitted for approval until the due date. Issuance costs of $322,655 were incurred in 2004 related to the surplus note and are included in the accompanying Statement of Income as a reduction of investment income.

5.	Income Taxes

The Company’s effective tax rate differs from the federal statutory rate of 34% because of the following:

		Effective
	2005	Tax Rate
Provision computed at statutory rate	$(4,132,192)	34.0%
Tax exempt & dividends received deduction	(56,728)	0.5%
Meals & entertainment	19,229	(0.2)%
Change in nonadmitted	(753,210)	6.2%
Prior year provision to return difference	(89,381)	0.7%
Federal tax recoverable plus interest on tax refunds	(670,336)	5.6%
Non deductible expenses	33,158	(0.3)%
Other	(2,286)	-%

Total	$(5,651,746)	46.5%

Federal taxes incurred from operations	$(3,423,432)	28.2%
Federal taxes incurred-allocated to realized losses	$(92,473)	0.8%
Change in net deferred income tax	(2,135,841)	17.5%

Total	$(5,651,746)	46.5%

On November 21, 2001, the Company received a favorable decision from the United States Tax Court related to proposed adjustments by the IRS for the years ended December 31, 1993 and 1994. While an additional tax liability was recognized related to a decrease in tax reserves for the years at issue, the Company realized a net tax refund associated with the rollforward of these temporary differences. The Company received payment for a portion of the refund in 2002. The remaining amounts due have been agreed upon by the IRS and approved by the Joint Committee. The Company is awaiting payment from the IRS. The Company has a recoverable of $4,065,518 classified as current federal and foreign income tax recoverable which includes $991,367 of interest. The interest is recorded as an offset to federal and foreign income taxes incurred on the income statement.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

The components of the net DTA’s and DTL’s at December 31, 2005 and 2004 are as follows:

	2005	2004	Change
Total deferred tax assets	$13,706,217	$10,086,512	$(3,619,705)
Total deferred tax liabilities	(3,938,316)	(3,122,332)	815,984

Total net deferred tax	9,767,901	6,964,180	(2,803,721)
Total deferred tax assets nonadmitted	(6,254,942)	(2,994,229)	3,260,713

Total admitted deferred tax asset	3,512,959	3,969,951	456,992

Amount related to unrealized stocks/bonds			(667,880)
Amount related to change in nonadmitted			3,260,713
Deferred income taxes			(2,135,841)

			$456,992

The Company has no unrecognized deferred tax liabilities.

The components of incurred income tax expense are as follows:

	2005	2004
Current income tax expense	$(2,519,773)	$425,000
Adjust 93-94 IRS recoverable to actual and record interest	(1,007,401)	62,992
Prior year true-up and penalty adjustment	11,269	(83,303)
Accrual for prior year amended returns	-	(168,215)

Current income tax incurred	$(3,515,905)	$236,474

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

The changes in main components of DTAs and DTLs are as follows:

DTAs resulting from book/tax differences in:	2005	2004	Change
Discounted unpaid losses and LAE	$6,788,780	$6,323,373	$465,407
Unearned premium	1,694,717	1,713,800	(19,083)
Nonadmitted prepaid expenses and asset	1,753,437	828,817	924,620
Impairment of securities	1,254,030	251,090	1,002,940
High yield bonds	563,667	16,731	546,936
Depreciable assets	857,706	878,225	(20,519)
Other	793,880	74,476	719,404

Gross DTAs	$13,706,217	$10,086,512	$3,619,705

DTLs resulting from book/tax differences in:	2005	2004	Change
Unaffiliated common stock	$1,558,561	$1,679,505	$(120,944)
Prepaid asset	2,212,558	1,284,512	928,046
Other	167,197	158,315	8,882

Gross DTLs	$3,938,316	$3,122,332	$815,984

The Company has $247,946 of net operating loss carry forwards available to offset future taxable income, which expire in 2025. The Company has a $15,142 foreign tax credit carryforward available, of which $6,848 expires in 2008 and $8,294 expires in 2009. The Company has a $121,006 alternative minimum tax credit, which can be carried forward indefinitely.

The amount of federal income taxes incurred and available for recoupment in the event of future net losses is:

2005	$-
2004	-

6.	Related Party Transactions

The Company has an agreement with WMS Insurance Services, Inc. (WMSIS), a wholly-owned subsidiary of the WMS. WMS has two members on the Company’s Board of Directors and owns 415 shares of Class A stock (2.1% of outstanding shares). The agreement authorizes WMSIS to solicit the sale of insurance for the classes of business written by the Company. A standard insurance sales commission schedule, based on written and collected premium is included in the agreement. Sales commissions to WMSIS, including bonuses, were $1,982,471 and $2,015,428 in 2005 and 2004, respectively.

Under a Licensing Agreement, the Company has the WMS’s exclusive endorsement for its medical professional and other sponsored lines of insurance. In return, the Company pays the WMS quarterly license fees based on a percentage of certain gross premiums written. Total license fees were $1,022,698 and $975,545 in 2005 and 2004, respectively. The Company modified its Licensing Agreement with the WMS during 1997 to allow the Company to write MPL policies for non-WMS members.

The Company contributed $53,500 and $25,000 to WMS for various events in 2005 and 2004, respectively.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

CACC was sold by PSN to an outside party effective October 1, 2004. As part of the sale, the Company signed a service agreement and a wraparound reinsurance agreement with the new owners. Under the service agreement, the Company agreed to administer ongoing surety bond business, existing medical malpractice and surety claims and reinsurance recoveries and provide financial information necessary to complete statutory statements. The Company received $450,000 for these services, which will be earned over 3 years on a straight line basis. Income of $150,000 and $37,500 was recognized in 2005 and 2004, respectively, and classified as other income, net. This liability is included in the accompanying Balance Sheet as deferred service revenue. Under the wraparound reinsurance agreement, the Company agreed to reinsure all the liabilities for policies written before October 1, 2004, in addition to reinsuring future surety business. The reinsurance of the prior liabilities is accounted for as retroactive reinsurance while the reinsurance of the future surety business is accounted for as prospective reinsurance.

The Company has an agreement with CAIC and CACC to provide claims, accounting and management services. The Company allocated expenses of $24,000 and $114,000 related to this agreement during 2005 and 2004, respectively. The agreement with CACC was terminated as of October 1, 2004 in conjunction with the sale.

The Company agrees to guaranty appeal bonds for its subsidiary which total $1.2 million. The appeal bonds will expire when the appeals are completed.

The Company has a letter of credit for the amount of $50,000 for the benefit of its insurance subsidiary CAIC. The letter of credit allows CAIC to take credit for reinsurance from the Company. The letter of credit has not been drawn against.

7.	Reinsurance

The Company maintains reinsurance agreements for its direct business covering significant lines of business. The Company has assumed business as a result of an agreement with CAIC and CACC, and 75% of this assumed business is then retroceded to an independent reinsurer. In addition, there is assumed business related to the wraparound reinsurance agreement in connection with the sale of CACC. Prior to October 1, 2004, CACC was a related party, at which time CACC was sold to an outside party. Subsequent to this date, CACC’s name was changed to Access Insurance Company (AIC).

The following summarizes activity under reinsurance agreements in 2005 and 2004, which are included in the Company’s financial statements.

	2005	2004
Assumed
Incurred loss and loss adjustment expenses	$327,351	$836,211
Reserves for losses and loss adjustment expenses	1,082,523	1,149,506

Ceded
Premiums written	$21,081,100	$22,271,897
Premiums earned	19,281,221	24,112,062
Incurred loss and loss adjustment expenses	(8,806,632)	11,454,342
Reserves for losses and loss adjustment expenses	47,793,514	41,161,457
Unearned premium	12,605,912	10,806,033

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

The ceded reserves for losses and loss adjustment expenses at December 31, 2005, represent a contingent liability to the Company in the event that any or all reinsurers are unable to meet their obligations under the reinsurance agreements in force.

The Company has secured a letter of credit in the amount of $3,009,270 from one of its reinsurers in order to secure balances due from that reinsurer.

The Company’s primary reinsurance contracts have a minimum and maximum premium. The ceded premium on this contract is calculated as the cumulative total of minimum premium plus incurred losses and a load factor, subject to maximum premium. The ceded premium has been adjusted to actual, based on the prescribed formula. Current year ceded written premium was increased by $2,535,879 for the 2001 to 2004 years. This was recorded as a change in estimate, and, according to SSAP No. 3, the impact was included in the statement of income in the current year.

The Company has unsecured reinsurance balances in excess of 3% of policyholders’ surplus with the following reinsurers:

General Reinsurance Company	$12,063,469
Transatlantic Re	$10,771,547
Hannover Ruckversicherungs	$6,204,301
Berkley Risk Solutions	$3,770,195
Aspen Insurance UK LTD	$3,644,758
Lloyd’s Syndicate 2003 (SIC)	$2,879,169
Odyssey American Reinsurance	$2,504,786

During 2004, the Company assumed a reinsurance portfolio related to the sale of CACC where liabilities assumed were equal to the consideration paid. The agreement covers losses for policies issued before October 1, 2004. There was no gain or loss upon transfer. There are no loss/ LAE amounts payable under this agreement.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

Exhibit of Retroactive Reinsurance
	Assumed	Ceded
Reserves Transferred:
1. Initial Reserves	$(312,259)	$-
2. Adjustments – Prior Year	611,369	-
3. Adjustments – Current Year	(260,650)	-

4. Current Total	$38,460	$-

Consideration Paid or Received
1. Initial Consideration	$312,259	$-
2. Adjustments – Prior Year	-	-
3. Adjustments – Current Year	-	-

4. Current Total	312,259	$-

Paid Losses Reimbursed or Recovered
1. Prior Year	$31,905	$-
2. Current Year	28,379	-

3. Current Total	$60,284	$-

Special Surplus from Retroactive Reinsurance
1. Initial Surplus Gain or Loss	$-	$-
2. Adjustments – Prior Year	(643,275)	-
3. Adjustments – Current Year	232,270	-
4. Current Year Restricted Surplus

5. Cumulative Total Transferred to Unassigned Funds	$(411,005)	$-

The cedent involved in the above transaction is AIC.
8.    Retirement and Benefit Plan

The Company has a defined contribution retirement plan. The plan is a 401(k) whereby each employee may defer part of his or her salary and the Company will match dollar for dollar up to 7% of employee contributions. The Company may elect to contribute an additional amount, which is subject to annual imposed IRS limitations. Pension expense for 2005 and 2004 was $587,477 and $536,794, respectively. The Company currently does not offer post retirement life insurance or post retirement health care benefits.

Effective January 1, 1995, the Company implemented a long-term stock award plan (Plan) for its directors, officers and other key employees. The Plan is administered by the Compensation Committee of the Board of Directors (Committee) which is permitted to grant up to a total of 2,400 shares of Company Class A stock to the Plan’s participants. Pursuant to the Plan, the distribution and the cash value of the awards are at the discretion of the Committee. The number of shares granted is equal to the cash value of the award, divided by the fair market value of the Company’s stock, as determined by the Committee, as of the last day of the previous fiscal quarter. Shares awarded to directors are issued and delivered immediately upon award of the shares. One-fifth of the number of shares awarded to officers and other key employees vest and are issued on each anniversary date. Total shares not yet vested as of December 31, 2005 were approximately 64 shares.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

During 2005, 115 shares were retroactively awarded to officers and 49 shares were retroactively awarded to directors for the 2003 and 2004 years. The weighted-average fair value per share was $2,721 for the 2003 year and $2,767 for the 2004 year. During 2005, no shares were forfeited. During 2004, 4.87 shares were forfeited. Shares granted to officers and other key employees are issued over a 5 year period, if all vesting requirements are met. Total compensation expense, net of forfeitures, of $145,308 and $59,079 was recognized by the Company relating to these shares during 2005 and 2004, respectively.

The value of shares awarded to officers and other key employees under the Company’s long-term stock plan has been recorded as unearned compensation and is netted against the related common stock balance in the balance sheet-statutory basis. Unearned compensation is being amortized to expense over the five-year vesting period and amounted to $228,296 and $59,957 at December 31, 2005 and 2004, respectively.

9.	Liability for Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows (in thousands):

	2005	2004
Balances at January 1,	$181,965	$152,378
Less reinsurance recoverables	41,161	30,743

Net balance at January 1,	$140,804	$121,635

Incurred related to:
Current year	48,354	48,334
Prior years	12,423	(1,521)

Total incurred	60,777	46,813
Paid related to:
Current year	1,731	1,667
Prior years	40,592	25,977

Total paid	42,323	27,644
Net balance at December 31,	159,258	140,804
Plus reinsurance recoverables	47,794	41,161

Balance at December 31,	$207,052	$181,965

The provision for losses and loss adjustment expenses for prior years increased approximately $12,423,000 and decreased $1,521,000 in 2005 and 2004, respectively as a result of re-estimation of unpaid loss and loss adjustment expenses principally on the MPL line of business. The changes are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding claims. No additional premiums or return premiums have been accrued as a result of the prior year effects.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

10.	High Deductibles

As of December 31, 2005, the amount of reserve credit recorded for high deductibles on unpaid claims was $14,776,678 and recoverables for losses and loss adjustment expenses paid were $737,395 for these programs. The Company has various forms of collateral to secure a majority of these recoveries.

11.	Subsequent Events

On February 1, 2006, the Company’s Board of Directors declared a policyholder dividend of approximately $1,132,769. The dividend is payable to eligible policyholders in the Company’s WMS Member Benefit Program.

12.	Contingent Commitments

The Company has a letter of credit in the amount of $2 million for the benefit of AIC. The letter of credit allows AIC to take credit for reinsurance from the Company. The letter of credit has not been drawn against.

13.	All Other Contingencies

On October 30, 2003, a complaint was filed naming the Company as a defendant for a medical malpractice claim. The Company did not respond to the complaint in a timely manner and was therefore found negligent. On November 15, 2005, an adverse judgment was entered against the Company for $801,760. This judgment, along with $117,299 of interest, has been recorded as a unallocated loss adjustment expense and judgement payable on the balance sheet.

14.	Assessments

The Company is aware of several insolvencies of insurance companies. It is expected that these insolvencies will result in a guaranty fund assessment against the Company at some future date. At this time, the Company has recorded an estimate of $590,000 for these assessments of which ($68,065) has been charged to operations in the current period.

15.	Potential Merger

ProAssurance Corporation (ProAssurance) has proposed to acquire control of the Company through the acquisition of all of the outstanding shares of the Class A common stock pursuant to an Agreement and Plan of Merger dated December 8, 2005. On May 17, 2006, the OCI approved the transaction. It is anticipated the shareholder vote to approve the transaction will be held on July 26, 2006. If approved by the shareholders of the Company, the transaction will take place shortly after.

16.	Shareholder Rights Plan

The Company adopted the Rights Agreement on November 4, 2004, in order to protect it and its shareholders from hostile takeover attempts. The Rights Agreement provides for the issuance to the holder of a right with respect to each outstanding share of PIC Wisconsin common stock upon the occurrence of certain specified events in connection with a transaction involving a change of control of PIC Wisconsin. Each right entitles the holder to purchase one additional share of common stock at a specified price. The rights are to be issued upon any public announcement that a person has acquired or entered into an agreement to acquire 15% of the outstanding shares of common stock of PIC Wisconsin.

Physicians Insurance Company of Wisconsin, Inc.
Notes to Unaudited Financial Statements
December 31, 2005 and 2004

On December 8, 2005, the Rights Agreement was amended to include ProAssurance as an “exempt person” and to exclude the execution of the merger agreement, the public announcement thereof and the consummation of the transactions contemplated thereby from various definitions so that no rights under the Rights Agreement would be issued as a result of the merger agreement and the merger. The Rights Agreement was further amended so that the Rights Agreement and rights under the Rights Agreement terminate in all respects immediately prior to the effective time of the merger. The merger agreement includes as a condition to ProAssurance’s obligation to effect the merger that no holder of any rights under the Rights Agreement shall be entitled to exercise such rights as a result of the execution of the merger agreement, the public announcement of the merger or the consummation of the merger. If rights should become issuable under the Rights Agreement prior to the effective time of the merger for any reason and ProAssurance elects to proceed with the merger, the merger agreement further provides that the exchange ratio shall be proportionately adjusted to reflect the economic substance of the event in a manner that is mutually acceptable to ProAssurance and PIC Wisconsin.